Robert W. Phillips

+1 415 693 2020

rphillips@cooley.com

December 31, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ada D. Sarmento
Mary Beth Breslin
Michael Fay
Al Pavot

Re:	SutroVax, Inc.
Draft Registration Statement on Form S-1
Submitted October 11, 2019
CIK No. 0001649094

Ladies and Gentlemen:

On behalf of SutroVax, Inc. (“SutroVax” or the “Company”), we are submitting this response letter in response to the comment letter, dated November 7, 2019, from the staff (the “Staff”) of Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “DRS”) submitted to the Commission on October 11, 2019. We are also electronically transmitting for confidential submission an amended version of the DRS (the “Amended DRS”) that reflects changes in response to the Staff’s comments, as well as other updates. We are also sending to the Staff a copy of this letter and the Amended DRS in typeset format, including a version that is marked to show changes to the DRS.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff’s comment letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended DRS. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the DRS.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

Please revise your statement here and elsewhere in the prospectus that SVX-24 has the potential to become the “standard of care.” This statement implies an expectation of regulatory approval and is inappropriate given the length of time and uncertainty with respect to securing marketing approval.

In response to the Staff’s comment, the Company has revised the Amended DRS to clarify that the Company will need to conduct additional studies for the Company’s vaccine candidates, that the results of these studies may be different than the results of earlier preclinical studies, and that the Company’s vaccine candidates have not and will not receive regulatory approval unless the FDA, EMA or other foreign regulatory agencies determine they are safe and effective. However, as

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U.S. Securities and Exchange Commission

December 31, 2019

Page Two

disclosed on pages 2 and 93 of the DRS (and Amended DRS), efforts to improve upon standard of care vaccines center around expanding the valency of PCVs to address the strains driving residual pneumococcal disease and, as disclosed on pages 2, 21, 22, 93, 99 and 102 of the DRS (and Amended DRS), it is typical that vaccines that provide the broadest coverage without sacrificing efficacy are well positioned to obtain an ACIP recommendation, and an ACIP recommendation in the vaccine space in turn drives rapid and significant market adoption, as was observed in the development of Prevnar 7, Prevnar 13 and Pneumovax. Given these dynamics in the vaccine space, the Company respectfully submits that it is a reasonable assertion to claim that its vaccine candidates, if approved, have the potential to become the standard of care, given that they are broader spectrum than any other pneumococcal vaccines known to be in development at this time.

Our Pipeline, page 3

2.

Please remove your statement that you believe that your preclinical study results may be predictive of clinical trial results based on your use of the same rabbit model used to develop each of the PCVs approved to date. It is not appropriate to imply that success in animal models may result in success in humans.

In response to the Staff’s comment, the Company has revised pages 3 and 94 of the Amended DRS as requested.

3.

Please expand to state whether you have received any feedback from the FDA as to whether they would accept your intended approach of seeking regulatory approval based on a demonstration of non-inferiority to the standard of care rather than on clinical field efficacy studies.

In response to the Staff’s comment, the Company advises the Staff that it just recently met with the FDA regarding its intended approach in December 2019. Once the Company receives feedback from the FDA (in the form of the FDA’s minutes of that pre-IND meeting), the Company intends to update its disclosures in a future submission of the DRS as appropriate.

Our Strategy, page 4

4.

We note your disclosure that your strategy is to “rapidly advance” SVX-24 through IND-enabling activities, clinical development and regulatory approval. Please revise this statement and any similar disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 98 of the Amended DRS as requested.

Risk Factors Summary, page 5

5.

We note several statements in the prospectus, including in a risk factor, regarding pursuing a streamlined approach to regulatory approval of your vaccines based on how other vaccines have obtained regulatory approval. Please add a risk factor to this section to make it clear that there can be no assurance that your intended approach will be sufficient for regulatory approval or that regulators will not require field efficacy trials or longer trials with more participants than you currently anticipate.

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U.S. Securities and Exchange Commission

December 31, 2019

Page Three

In response to the Staff’s comment, the Company has revised the existing disclosure on pages 15 and 96 of the Amended DRS. Because the risk that there can be no assurance that the Company’s intended approach will be sufficient for regulatory approval or that regulators will not require field efficacy trials or longer trials with more participants than the Company currently anticipates will not be known until the Company has its end-of-Phase 2 meeting with respect to SVX-24 with the FDA, the Company respectfully submits that the existing risk factor on page 15 of the Amended DRS accurately describes the risk.

Implications of Being an Emerging Growth Company, page 7

6.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any such written communications.

Use of Proceeds, page 66

7.

We note your disclosure that you intend to use a portion of the proceeds to fund the clinical and ongoing development of your vaccine candidates. Please specifically disclose how far you expect the proceeds from the offering to allow you to proceed in the development of each of these candidates.

The Company acknowledges the Staff’s comment and will undertake to disclose in a future amendment to the Registration Statement how far the Company expects the proceeds from the offering will progress the Company’s vaccine candidates once the anticipated size of the offering and net proceeds can been estimated.

Business

Drawbacks for Current PCVs, page 102

8.	Please make the disclosure under the charts in Figure 4 and Figure 5 on page 103 more legible.

In response to the Staff’s comment, the Company has attempted to make the footnotes under the identified tables more legible. The Company undertakes to make sure all of the footnotes to the charts, tables and diagrams included in the Registration Statement are clear and legible.

Intellectual Property, page 118

9.	Please specify to which of your product candidates your pending and current patents relate.

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Amended DRS as requested.

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U.S. Securities and Exchange Commission

December 31, 2019

Page Four

Amended and Restated Agreement with Sutro Biopharma, page 119

10.

We note your disclosure that royalties are payable until the later of the expiration of the last valid claim in the licensed patents or 10 years after the first commercial sale. Please specify when the licensed patents are expected to expire.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Amended DRS as requested.

University of California, San Diego License Agreement, page 120

11.	We note your disclosure that royalties are payable until expiration of the last licensed patent. Please specify when the current last licensed patent is expected to expire.

In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Amended DRS as requested.

Principal Stockholders, page 156

12.

We note your disclosure regarding certain individuals who share or may be deemed to share investment and dispositive power over the shares held by certain entities. It is not clear whether those are the sole individuals who have voting and investment control. In that regard, please revise your disclosure to identify all of the natural person or persons who have voting and investment control of the shares held by Abingworth Bioventures VI, LP, Longitude Venture Partners II, L.P., and TPG Growth IV Switcheroo, L.P.

In response to the Staff’s comment, the Company has revised the disclosure on page 158 of the Amended DRS as requested.

Description of Capital Stock, page 158

13.

We note that you refer shareholders to, in part, the relevant provisions of the Delaware General Corporation Law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 159 of the Amended DRS as requested.

General

14.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company acknowledges the Staff’s comment and undertakes to provide all graphics, visual or photographic information that it intends to use in the printed prospectus prior to its use.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

December 31, 2019

Page Five

*        *        *

Please contact me at (415) 693 2020 or J. Carlton Fleming of Cooley LLP at (650) 843 5865 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Robert W. Phillips
Robert W. Phillips
Cooley LLP

cc:

Grant E. Pickering, SutroVax, Inc.

Jane Wright-Mitchell, SutroVax, Inc.

Charles S. Kim, Cooley LLP

J. Carlton Fleming, Cooley LLP

Peter N. Handrinos, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP

Miles P. Jennings, Latham & Watkins LLP

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com